03038476

P.E. 6/30/03

RECD S.E.C.
NOV 1 4 2003
1080

ARS





Developing advanced patient monitoring solutions

INVIVO CORP

Annual Report 2003



PROCESSED
NOV 18 2003
THOMSON FINANCIAL

MRI/RADIOLOGY | ANESTHESIOLOGY | CRITICAL CARE | NICU | EMERGENCY MEDICINE



The VISION™ Central Station combines MDE's advanced ...toNet wireless networking and ambulatory telemetry solution with an unequaled combination of central monitoring and clinical information system (CIS) features to maximize patient care efficiency. The VISION Central Station also takes advantage of two-way communication to provide central station access to features that were previously accessible only at the bedside monitor.

Fiscal 2003 was another highly successful year for Invivo Corporation. We reported excellent financial results and continued to strategically position ourselves as a focused, rapidly growing, and financially strong medical device company.

For the year ended June 30, 2003, revenues at Invivo increased approximately 27% to $53,339,800 up from $42,088,300 in fiscal 2002. Net income from continuing operations increased to $3,490,300 in fiscal 2003 up from $2,208,200 in fiscal 2002. Earnings per share from continuing operations increased approximately 60% to $.51 per share in fiscal 2003 from $.32 in fiscal 2002. We believe we are well positioned to continue growth in both revenue and earnings in fiscal 2004.

Fiscal 2003 was highlighted by our acquisition of Medical Data Electronics Inc. ("MDE") in April 2003. MDE provides products for wireless patient monitoring of vital signs along with networking capabilities for clinical information systems in hospitals. At the time of the acquisition, MDE's revenues were an annualized rate of approximately $13 million. MDE is recognized as a pioneer and leader in medical telemetry.

The addition of MDE broadens our patient monitoring product line to include the emergency room, cardiac rehabilitation and the bedside market, augmenting our existing presence in radiology and the operating room. This acquisition expands our non-MRI patient monitoring revenues in the $2 billion patient monitoring market.

We successfully completed the integration of our sales forces in July 2003. The increase in our domestic sales force to 38 salespeople, up from 28 a year ago, gives Invivo a greater pene-

CONSOLIDATED STATEMENT OF OPERATIONS DATA

	Fiscal Year Ended June 30,				
	2003	2002	2001	2000	1999
(In thousands, except per share data)					
Sales	$53,340	$42,088	$38,054	$36,633	$34,717
Gross profit	27,260	22,095	20,069	19,056	18,545
Operating expenses					
Selling, general and administrative	19,291	15,910	15,510	13,560	12,722
Research and experimental	3,337	3,026	2,615	2,288	2,371
Other income (expense)	582	183	747	1,088	(153)
Loss on sale of G.C. Industries	-	-	(601)	-	-
Income tax expense	1,724	1,133	695	1,314	974
Income from discontinued operations	-	3,416	1,658	1,984	1,492
Net income	$ 3,490	$ 5,625	$ 3,054	$ 4,967	$ 3,818
Basic net income per common share	$.55	$.85	$.46	$.77	$.71
Weighted average common shares outstanding (basic)	6,389	6,641	6,604	6,494	5,328
Diluted net income per common share	$.51	$.82	$.45	$.73	$.66
Weighted average common shares outstanding (diluted)	6,756	6,871	6,714	6,746	5,747

tration of the United States market.

Our MRI vital sign monitoring business remained strong in fiscal 2003 as we continued to be the worldwide leader in this growing market segment. According to MRI manufacturers, sales of new MRI equipment continued at record levels and are forecast to remain strong through 2004. In fiscal 2003, we continued to work with Phillips Medical to develop an integrated MRI compatible patient vital sign monitoring systems for use with their MRI scanner designed for cardiovascular disease diagnosis. We remain very excited about the potential for MR angiography and the positive implications it could have on our MRI monitoring business.

In the second half of fiscal 2004, we look to enter into the transport monitoring market with the introduction of our new M8 color transport monitor. The $150 million transport market is an exciting growth market in both the U.S. and international markets. We believe the M8 will have many exciting features that will allow it to penetrate this market.



Magnitude, our advanced MRI patient monitoring system provides basic vital signs information along with sophisticated parameters such a invasive pressures, ETCO2 and anesthetic analysis. It is the first MRI patient monitor with innovative features such as 2.4 GHz wireless communication and 8 hour battery which eliminate the need for installation through the MRI room and provide portability.

CORPORATE HIGHLIGHTS

In February 2003, Invivo completed a self-tender of common stock where the Company bought back 975,000 shares at $10.00 per share. Our Board of Directors believed this was a good use of the cash that we accumulated from the sale of our industrial businesses in fiscal 2002.

We also recently completed a 3 for 2 stock split. Our shares outstanding now stand at approximately 5.9 million shares compared to 3.9 million prior to the split. This not only increased our float but also lowered the price of our stock to a more favorable level for investors.

CONSOLIDATED BALANCE SHEET DATA

	June 30,				
	2003	2002	2001	2000	1999
Working capital	$26,873	$38,838	$31,380	$26,730	$22,949
Total assets	59,333	60,758	52,011	49,476	44,641
Long-term debt	1,351	1,464	1,647	1,393	1,375
Stockholders' equity	44,097	49,481	43,709	40,325	35,167



The Angel Telemetry System, winner of the 2003 Gold Medical Design Excellence Award (MDEA), is a single patient use, all-in-one telemetry set designed with integrated leadwires, electrodes and battery that provides continuous, ambulatory ECG monitoring in excess of 72 hours. The ultra lightweight, waterproof foam housing and soft, fabric covered leadwires contribute to patient comfort. Angel is a single patient use transmitter that requires no cleaning and reduces the risk of cross-contamination. Angel operates in the WMTS 608-614MHz radio frequency band, which provides an alternate solution for all hospitals needing to upgrade their telemetry units.

In the second quarter of fiscal 2003, we announced a distribution agreement with Draeger Medical to private label their MRI compatible anesthesia gas machine in the United States. With our strong sales presence in radiology, we look to sign additional distribution agreements for compatible products.

In conclusion, we are pleased with our in position as we enter fiscal 2004. With our recent acquisition of MDE we anticipate continued growth in both revenue and earnings throughout the year.

We believe the patient monitoring market continues to offer exciting opportunities. Our progress is the direct result of the efforts and dedication of our employees, to whom we extend our thanks and appreciation. We look forward to capitalizing on our growth opportunities coming up in fiscal 2004.

JAMES B. HAWKINS
President and
Chief Executive Officer

GEORGE SARLO
Chairman



The new M6 Multi-parameter patient Vital Signs Monitor is the newest addition to the Invivo family of monitors. The M6 is designed for both transport and bedside monitoring and offers basic parameter monitoring in a monitor weighing less than three pounds with a battery life of up to five hours.



The new M12 Multi-parameter Patient Vital Signs Monitor is a direct result of our commitment to providing affordable patient monitoring solutions. The large 12" color display, enhanced parameter numerics and unsurpassed ease of use were designed entirely around our customers clinical preferences. The M12 clearly redefines 'monitoring flexibility' by incorporating easily upgradeable features which provide a practical cost-effective solution for virtually every department, whatever its size or specialty.



The PRISM™ SE offers some of the most advanced clinical features available in patient monitors today. It can keep in touch with a patients' vital signs, not only from the bedside and central station, but from a hospital-wide network as well. The PRISM™ SE is extremely compact and lightweight with a large 10.4 inch display and up to 9 parameters, as well as battery options that provide up to three hours of monitoring on the go.

Invivo designs, manufactures and markets monitoring systems that measure and display vital signs of patients in medical settings, for use in both magnetic resonance imaging ("MRI") environments and in general patient monitoring applications. Invivo's systems simultaneously monitor heart function, respiration, heart rate, blood oxygen levels, invasive and non-invasive blood pressure and exhaled carbon dioxide levels.

RESULTS OF OPERATIONS

Year Ended June 30, 2003 Compared To Year Ended June 30, 2002

Sales

Sales for fiscal 2003 increased 26.7% to $53,339,800 compared to sales of $42,088,300 for fiscal 2002. The increase was primarily due to growth in sales of general patient monitoring products along with growth in sales of the Company's magnetic resonance imaging, or MRI, vital signs monitors and the new "Magnitude AS" anesthesia delivery system for the MRI introduced in the second quarter of fiscal 2003. The increase in sales of general patient monitoring products was primarily due to sales of two new products, the "M12" bedside monitor introduced in the first quarter of fiscal 2003 and the "Centurion 2000" central station monitoring system introduced in the fourth quarter of fiscal 2002. The Company's sales also increased by approximately $3,670,000 as a result of the acquisition of MDE in April 2003.

Gross Profit

The gross profit margin for fiscal 2003 decreased to 51.1% from 52.5% in fiscal 2002. The decrease in the gross profit margin was primarily attributable to the increase in sales of the "Magnitude AS" anesthesia delivery system for the MRI and general patient monitoring products, including those of MDE, which have lower gross profit margins than MRI monitors. The "Magnitude AS" is sold under an exclusive distributor agreement with Draeger Medical, Inc. providing for lower gross profit margins than the other vital signs monitors sold by the Company. The Company's gross profit margin on the MRI vital signs monitor did not change materially for fiscal 2003.

Operating Expenses

Selling, general and administrative expenses for fiscal 2003 increased 21.2% or $3,380,800 from the previous fiscal year. Selling, general and administrative expenses were 36.2% of sales for fiscal 2003 compared with 37.8% in fiscal 2002. The increase in these expenditures was due to higher administrative expenses in support of the increase in sales as well as higher insurance costs, increased legal and professional expenses, an increase in the provision for bad debt and expenditures on behalf of MDE. The increase for these periods were also attributable to increased selling expenses primarily as a result of higher wages and commissions on the higher sales volume along with increased promotional activities.

Research and experimental expenses for fiscal 2003 increased 10.3% or $310,500 as compared to fiscal 2002. The increase was primarily attributable to research and development expenses on behalf of MDE. Research and experimental expenses were 6.3% of sales for fiscal 2003 compared to 7.2% in fiscal 2002. The Company plans to continue its efforts in developing new products and enhancing its existing ones and expects research and experimental expenditures as a percentage of sales to be in the 6.5% to 7.0% range in fiscal 2004.

Other Income and Expense

Interest income was $567,100 for fiscal 2003 as compared to $290,500 for fiscal 2002. The increase was due to the larger cash and short-term investment balances that the Company held throughout most of fiscal 2003 until the use of approximately $9.9 million to finance a repurchase of its common stock in February 2003 and approximately $9.3 million for the purchase of MDE in April 2003.

Provision for Income Taxes

The effective tax rate for fiscal 2003 was 33.0% as compared to 33.9% for fiscal 2002. The decrease in the effective rate was primarily due to the effect of federal tax-exempt interest income from short-term investments and the benefit of the Extraterritorial Income Exclusion ("EIE") and other credits.

Year Ended June 30, 2002 Compared To Year Ended June 30, 2001

Sales

Sales for fiscal 2002 increased 10.6% to $42,088,300 compared to sales of $38,053,600 for fiscal 2001. Sales at the Company's medical business increased 13.7% for fiscal 2002, and was primarily the result of the continued growth in sales volume of the Company's MRI vital signs monitor due to increased acceptance and usage of MRI procedures in hospital settings. "Millennia" sales for fiscal 2002 increased slightly as the patient monitoring market continues to experience flat to slow growth. The Company's industrial instrumentation products experienced a sales decline of $821,100 or 32.2% for fiscal 2002.

Gross Profit

The gross profit margin remained stable at 52.5% as the gross profit margin at the medical device business remained strong at 54.0% with the continued sales growth in MRI vital signs monitors. The gross profit margin for fiscal 2002 was impacted by the write-off of slow moving and obsolete inventory of approximately $175,000 at the Company's non-contact infrared thermometer business in the third quarter of fiscal 2002 as that business continued to experience a prolonged sales decline. Throughout fiscal 2002, gross margins of the industrial instrumentation product lines declined due primarily to the impact of the decreased sales relative to fixed cost of sale components.

Operating Expenses

Selling, general and administrative expenses for fiscal 2002 increased 2.6% or $400,500 from the previous fiscal period. Selling, general and administrative expenses were 37.8% of sales for fiscal 2002 compared with 40.8% for fiscal 2001 as the growth in sales for fiscal 2002 more than offset the increase in selling, general and administrative expenses. The increase in these expenditures in aggregate for fiscal 2002 was primarily due to higher selling expenses on the higher sales volume at the medical device business along with higher facility leasing and depreciation expenses at the industrial instrumentation product line and corporate facilities. These increases offset a decrease in selling expenses on the lower sales volume at the industrial instrumentation business along with the effect of the Company's adoption of SFAS No. 142, Goodwill and Other Intangible Assets, effective July 1, 2001 as a result of which the Company stopped amortizing its goodwill. Amortization of goodwill in fiscal 2001 was $254,400.

Research and experimental expenses for fiscal 2002 increased 15.7% or $411,400 from the previous fiscal

period. Research and experimental expenses were 7.2% of sales for fiscal 2002 compared to 6.9% in fiscal 2001. The increase in fiscal 2002 was due to increased expenditures of the medical device business on its next generation vital signs monitors which offset a decline in research and experimental expenditures at the industrial instrumentation product lines.

Other Income and Expense

Interest income was $290,500 for fiscal 2002 as compared to $435,200 for fiscal 2001. The decrease was due to the lower interest rates earned on the Company's short-term investments.

Provision for Income Taxes

The effective tax rate for fiscal 2002 was 33.9% compared to 33.2% for the prior year. The slight increase was due to the effects of state income taxes and settlement of state income tax examinations. The effective rate differs from the statutory rate due principally to the benefit of a foreign sales corporation and other credits.

Discontinued Operations

On May 10, 2002, the Company completed the sale of Sierra Precision, a wholly-owned subsidiary of the Company, for approximately $4.9 million. On May 30, 2002, the Company sold Lumidor Safety Corporation, a wholly-owned subsidiary of the Company, for approximately $12.0 million. In conjunction with the discontinuance of these operations, the Company recorded a gain on the disposal of the subsidiaries of $3,250,300 (net of income tax of $2,142,800). Revenue from discontinued operations for fiscal 2002 was $12,175,400. Revenue from discontinued operations for fiscal 2001 was $16,225,500. Income from discontinued operations for fiscal 2002 was $3,416,300. Income from discontinued operations for fiscal 2001 was $1,657,700.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at June 30, 2003 decreased to $26,872,700 from $38,837,900 at June 30, 2002. This decrease was primarily the result of the Company's tender offer for 975,000 shares of its common stock at a purchase price of $10.00 per share in February of 2003 and the acquisition of MDE in April 2003. The aggregate purchase price including expenses for payment for the shares tendered in the stock repurchase was approximately $9.9 million, which the Company funded from available cash and short-term investments. The purchase price for MDE was approximately $9.3 million and was funded from the Company's existing balances of cash and short-term investments.

Net cash used in operating activities was $308,500 for fiscal 2003 compared with $5,825,300 and $1,710,600 provided by operating activities for fiscal 2002 and fiscal 2001, respectively. This increase in net cash used in operating activities was largely the result of changes in operating assets and liabilities, particularly accounts receivable, inventories, accrued expenses and deferred income taxes.

Capital expenditures were $1,562,200 for fiscal 2003 compared to $2,013,200 for fiscal 2002 and $762,300 for fiscal 2001. Capital expenditures in fiscal 2003 were primarily related to sales demonstration equipment for the medical business sales force. Cash used in financing activities for fiscal 2003 consisted primarily of the stock repurchase described above.

The Company believes that its remaining cash and short-term investments, along with its borrowing capacity, will be sufficient to support its working capital and capital expenditure requirements throughout fiscal 2004.

The Company renewed its $1,000,000 revolving bank line of credit on January 1, 2003. The line of credit is unsecured. At June 30, 2003, $1,000,000 was available under the line of credit.

A summary of future minimum lease payments required under noncancelable leases with terms in excess of one year as of June 30, 2003 follows:

	Operating leases
Fiscal year ending June 30:	
2004	$ 944,600
2005	956,900
2006	551,500
2007	269,600
2008	250,500
Thereafter	732,100
	$3,705,200

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect its reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis the Company evaluates its estimates, including those related to allowance for doubtful accounts, inventory reserves, warranty obligations, intangible assets and contingencies and litigation. The estimates are based on the information that is currently available to the Company and on various other assumptions that management believes to be reasonable under the circumstances. Actual results could vary from those estimates.

The Company believes that the following critical accounting policies involve the more significant judgments and estimates used in the preparation of its financial statements:

Revenue Recognition

The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred and title has transferred, the price is fixed and determinable, and collectibility is reasonably assured. The Company accrues for estimated sales returns and other allowances at the time of recognition of revenue, which is typically upon shipment, based on historical experience. If different assumptions were employed in making these estimates, the amount of reported revenue could be affected.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the failure of its customers to make required payments. On an on-going basis, the Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances in which it is aware of a specific customer's inability to meet its financial obligation, it records a specific reserve of the bad debt against amounts due. In addition, the Company also makes judgments and estimates of the collectibility of accounts receivable based on historical bad debt experience, customers' creditworthiness, current economic trends, recent changes in cus-

tomer payment trends, and deterioration in the customers' operating results or financial position. If circumstances change adversely, additional allowances may be required.

Inventory

Inventories are stated at lower of cost or market with cost determined by the first-in, first-out method. The Company reviews the components of inventory on a regular basis for excess, obsolete and impaired inventory based on estimated future usage and sales. The Company may be required to write-down inventory it is carrying at higher value due to changes in competitive conditions, new product introductions by the Company or its competitors, or rapid changes in customer demand, in which event the Company's gross margins would be adversely affected.

Goodwill

The Company uses assumptions in establishing the carrying value of its goodwill. The criteria used for these evaluations include management's estimate of the asset's continuing ability to generate positive income from operations and positive cash flow in future periods compared to the carrying value of the asset. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. Factors that would influence the likelihood of a material change in goodwill include significant changes in the asset's ability to generate positive cash flow, a significant decline in the economic and competitive environment on which the asset depends and significant changes in the Company's strategic business objectives.

Warranty

The Company provides for the estimated cost of product warranties at the time the related revenue is recognized. The amount of this provision is determined by using historical experience and estimated future costs associated with the Company's different products. Should actual product failure rates or estimated costs to repair those product failures differ from the Company's estimates, revisions to the estimated warranty provision would be required and gross margins would be adversely affected.

Income Taxes

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates. The Company's accounting for deferred tax consequences represents management's best estimate of future events that can be appropriately reflected in the accounting estimates.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Invivo Corporation:

We have audited the accompanying consolidated balance sheets of Invivo Corporation and subsidiaries (the Company) as of June 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Invivo Corporation and subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

San Francisco, California
August 5, 2003, except for Note 19,
which is as of October 27, 2003

INVIVO CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2003 and 2002

Assets	2003	2002
Current assets:		
Cash and cash equivalents	$ 1,274,800	1,005,700
Restricted cash	—	1,520,900
Short-term investments	8,258,400	27,344,400
Trade receivables, less allowance for doubtful accounts of $ 516,100 as of June 30, 2003 and $330,500 as of June 30, 2002	16,047,600	10,724,600
Inventories	12,016,500	6,430,400
Deferred income taxes	1,913,000	837,800
Prepaid expenses and other current assets	533,900	236,700
Total current assets	40,044,200	48,100,500
Property and equipment, net	6,858,700	5,476,000
Intangible assets	12,222,100	7,037,000
Other assets	208,000	144,200
	$59,333,000	60,757,700
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 3,747,100	1,778,300
Accrued expenses	7,208,000	6,045,900
Current portion of long-term debt and capital leases	113,300	113,300
Income taxes payable	1,708,900	1,325,100
Other current liabilities	394,200	—
Total current liabilities	13,171,500	9,262,600
Long-term debt and capital leases, excluding current portion	1,350,600	1,463,900
Deferred income taxes	713,600	550,400
Total liabilities	15,235,700	11,276,900
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.01 par value; authorized shares totaling 20,000,000; issued and outstanding shares totaling 5,836,574 as of June 30, 2003 and 6,652,499 as of June 30, 2002	58,300	66,500
Additional paid-in capital	17,844,100	26,679,600
Retained earnings	26,210,700	22,720,400
Accumulated other comprehensive (loss) income	(15,800)	14,300
Total stockholders' equity	44,097,300	49,480,800
	$59,333,000	60,757,700

See accompanying notes to consolidated financial statements.

INVIVO CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended June 30, 2003, 2002 and 2001

	2003	2002	2001
Sales	$53,339,800	42,088,300	38,053,600
Cost of goods sold	26,080,100	19,993,600	17,984,200
Gross profit	27,259,700	22,094,700	20,069,400
Operating expenses:			
Selling, general, and administrative	19,291,000	15,910,200	15,509,700
Research and experimental	3,336,900	3,026,400	2,615,000
Total operating expenses	22,627,900	18,936,600	18,124,700
Income from operations	4,631,800	3,158,100	1,944,700
Other income (expense):			
Interest income	567,100	290,500	435,200
Interest expense	(57,200)	(79,800)	(114,700)
Other, net	72,400	(27,500)	426,300
Loss on Sale of G.C. Industries	—	—	(600,500)
Income from continuing operations before income taxes	5,214,100	3,341,300	2,091,000
Income tax expense	1,723,800	1,133,100	694,600
Net income from continuing operations	3,490,300	2,208,200	1,396,400
Discontinued operations:			
Income from operations of discontinued subsidiaries net of income tax of $109,400 in 2002 and $923,600 in 2001	—	166,000	1,657,700
Gain on disposal of subsidiaries, net of income tax $2,142,800 in 2002	—	3,250,300	—
Income from discontinued operations	—	3,416,300	1,657,700
Net income	$ 3,490,300	5,624,500	3,054,100
Basic net income per share data:			
Continuing operations	$.55	.33	.21
Discontinued operations	–	.52	.25
Basic net income per common share	$ .55	.85	.46
Weighted-average common shares outstanding (basic)	6,388,740	6,640,778	6,604,140
Diluted net income per share data:			
Continuing operations	$ .51	.32	.21
Discontinued operations	–	.50	.24
Diluted net income per common share	$ .51	.82	.45
Weighted-average common shares outstanding (diluted)	6,756,201	6,870,980	6,714,021

See accompanying notes to consolidated financial statements

INVIVO CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
Years ended June 30, 2001, 2002, 2003

	Common stock		Additional	Retained	Accumulated other comprehensive	Comprehensive
	Shares	Amount	Paid-In capital	earnings	loss	income
Balances as of June 30, 2000	6,544,499	$65,400	26,235,500	14,041,800	(26,200)	$4,968,500
Exercise of stock options	90,375	900	182,900	—	—	
Tax benefit from exercise of options	—	—	141,000	—	—	
Net income	—	—	—	3,054,100	—	3,054,100
Unrealized gain on short-term investments	—	—	—	—	6,200	26,200
Foreign currency translation adjustment	—	—	—	—	(13,000)	(13,000)
Balances as of June 30, 2001	6,634,874	$66,300	26,559,400	17,095,900	(13,000)	$3,067,300
Exercise of stock options	17,625	200	81,200	—	—	
Tax benefit from exercise of options	—	—	39,000	—	—	
Net income	—	—	—	5,624,500	—	5,624,500
Unrealized loss on short-term investments	—	—	—	—	(900)	(900)
Foreign currency translation adjustment	—	—	—	—	28,200	28,200
Balances as of June 30, 2002	6,652,499	$66,500	26,679,600	22,720,400	14,300	$5,651,800
Exercise of stock options	159,075	1,600	906,000	—	—	
Repurchase of common stock	(975,000)	(9,800)	(9,868,500)			
Tax benefit from exercise of options	—	—	127,000	—	—	
Net income	—	—	—	3,490,300	—	3,490,300
Unrealized loss on short-term investments	—	—	—	—	(26,500)	(26,500)
Foreign currency translation adjustment	—	—	—	—	(3,600)	(3,600)
Balances as of June 30, 2003	5,836,574	$58,300	17,844,100	26,210,700	(15,800)	$3,460,200

See accompanying notes to consolidated financial statements

INVIVO CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:			
Net Income	$3,490,300	5,624,500	3,054,100
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	1,208,300	962,300	1,064,300
Gain on sale of discontinued operations	—	(3,250,300)	—
Loss on sale of G.C. Industries	—	—	600,500
Write-off of note receivable	—	—	203,600
Loss on disposal of fixed assets	21,700	31,800	—
Deferred income taxes	(912,000)	446,200	491,400
Tax benefit form exercise of stock options	127,000	39,000	141,000
Changes in operating assets and liabilities:			
Trade receivables	(3,501,600)	951,100	(194,500)
Inventories	(2,115,900)	383,500	242,300
Prepaid expenses and other current assets	(203,200)	152,500	7,900
Accrued expenses	(916,900)	666,300	515,200
Accounts payable	1,715,800	(196,800)	98,500
Income taxes payable	383,800	(964,600)	(1,200,200)
Other current liabilities	394,200	—	12,000
Current assets of discontinued operation	—	1,499,300	(2,559,800)
Current liabilities of discontinued operations	—	(519,500)	(765,700)
Net cash (used in) provided by continuing operating activities	(308,500)	5,825,300	1,710,600
Cash flows from investing activities:			
(Purchase) sale of short-term investments, net	19,059,500	(18,253,100)	(2,247,500)
Purchase of MDE	(9,292,800)	—	—
Restricted cash	1,520,900	(1,520,900)	—
Sale of discontinued operations	—	16,871,300	—
Capital expenditures	(1,562,200)	(2,013,200)	(762,300)
Sale of G.C. Industries	—	—	664,000
Net investing activities of discontinued operations	—	(76,800)	(530,200)
Other assets	(63,800)	46,200	34,400
Net cash provided by (used in) continuing investing activities	9,661,600	(4,946,500)	(2,841,600)
Cash flows from financing activities:			
Repurchase of common stock	(9,878,300)	—	—
Exercise of stock options	907,600	81,400	183,800
Bank borrowings, net	—	—	1,541,000
Principal payments under long-term debt and capital leases	(113,300)	(224,600)	(1,286,800)
Net cash (used in) provided by financing activities	(9,084,000)	(143,200)	438,000
Net increase (decrease) in cash and cash equivalents	269,100	735,600	(693,000)
Cash and cash equivalents at beginning of year	1,005,700	270,100	963,100
Cash and cash equivalents at end of year	$1,274,800	1,005,700	270,100

See accompanying notes to consolidated financial statements.

(1) SIGNIFICANT ACCOUNTING POLICIES

(a) Business

Invivo Corporation and subsidiaries (the Company) is engaged in two businesses: medical devices and industrial instrumentation. The medical device business designs, manufactures, and markets monitoring systems that measure and display vital signs of patients in medical settings. The industrial instrumentation business designs, manufactures, and markets sensor-based instruments primarily for industrial process control applications.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(d) Restricted Cash

At June 30, 2002 cash of $1,520,900 was restricted from withdrawal and was related to the sale of Sierra Precision and Lumidor Safety Corporation.

(e) Short-Term Investments

The Company classifies all of its short-term investments as available-for-sale securities. Such short-term investments consist primarily of municipal and corporate bonds, mutual bond funds and money market funds, with unrealized gains and losses on the securities reflected as other comprehensive income in stockholders' equity. Realized gains and losses on short-term investments are included in earnings and are derived using the specific identification method for determining the cost of securities. It is the Company's intent to maintain a liquid portfolio to take advantage of investment opportunities; therefore, all securities are considered to be available-for-sale and are classified as current assets.

The Company derives the fair value of its short-term investments based on quoted market prices.

(f) Inventories

Inventories are stated at the lower of cost or market on a first-in, first-out basis.

(g) Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the failure of its customers to make required payments.

(h) Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Building	30 years
Equipment	3 to 5 years
Furniture and fixtures	3 to 5 years
Leasehold improvements	Shorter of life of lease or 5 years
Automotive	5 years

(i) Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax assets which are not expected to be realized.

(j) Intangible Assets

The Company adopted SFAS No.142, Goodwill and Other Intangible Assets effective July 1, 2001. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Accordingly, the Company did not record any amortization during fiscal 2002 or 2003 related to goodwill. SFAS No. 142 requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If impairment is indicated, then the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its fair value. The Company completed its transitional impairment testing of goodwill in July 2001, and its annual impairment testing as of June 30, 2003 and 2002 for its reporting units and concluded that no impairment of goodwill exists.

The following table reconciles fiscal 2001's reported net income to its respective pro forma balance adjusted to exclude the amortization of goodwill, which is not recorded under SFAS No. 142.

	For the Year Ended June 30, 2001		
		Earnings per Share	
	Amount	Basic	Diluted
Net income	$3,054,100	.46	.45
Add back goodwill amortization	254,400	.04	.04
Adjusted net income	$3,308,500	.50	.49

Intangible assets include the cost in excess of amounts otherwise assigned to net assets of businesses acquired (goodwill). Accumulated amortization as of June 30, 2001 was approximately $1,240,000. Amortization expense was approximately $254,400 for 2001. There was no amortization expense recorded during the years ended June 30, 2003 and 2002.

(k) Revenue Recognition

The Company recognizes revenue and all related costs upon shipment of products to its customers. The Company does not as a matter of contract provide its customers the right of return. However, under certain cir-

cumstances the Company has allowed the return of product. Based on experience and other information available to the Company, the Company believes the amount of future returns can be reasonably estimated. An allowance for sales returns is reflected as a current liability with sales revenue in the income statement reduced to reflect estimated sales returns.

(l) Net Income per Share

Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common and dilutive potential common shares outstanding during the period. Dilutive potential common shares consist of employee stock options.

(m) Warranties

Product warranties providing for the repair or replacement of defective products are included in the sale price of the Company's products. The typical warranty period is one year. Warranty obligations are accrued as a current liability for the estimated amount of warranty expense expected in future accounting periods based on historical experience and current information available to the Company.

(n) Impairment of Long-Lived Assets

Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes indicate that the carrying amount of an asset may not be recoverable. The Company has identified no long-lived assets or identifiable intangibles which are considered impaired.

(o) Fair Value of Financial Instruments

Carrying amounts of certain of the Company's financial instruments including accounts receivable, accounts payable and accrued expenses approximate their fair values because of their short maturities.

(p) Research and Experimental Costs

Research and experimental costs related to the design, development and testing of new monitors, applications and technologies are charged to expense as incurred.

(q) Accounting for Stock Options

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded only if the current market price of the underlying stock exceeded the exercise price on the date of the grant. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma net income per share disclosures for employee stock option grants made in 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied.

Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for the plans under the fair-value method. The fair value of options issued under the plans was determined at the date of grant using a Black-Scholes option pricing model with the following assumptions: no dividend yield; volatility factor of the expected market price of the

Company's stock of 78%, 74% and 68% for the years ended June 30, 2003, 2002, and 2001, respectively; a forfeiture rate of 5%; a weighted-average expected life of options of five years; and risk-free interest rates of 2.96%, 4.44%, and 5.31% for the years ended June 30, 2003, 2002 and 2001, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net income and net income per common share would approximate the following:

		2003	2002	2001
Net income	As reported	$3,490,300	5,624,500	3,054,100
	Pro forma	2,780,100	4,686,400	2,098,200
Basic net income per share	As reported	.55	.85	.46
	Pro forma	.43	.71	.32
Diluted net income per share	As reported	.51	.82	.45
	Pro forma	.41	.68	.31

(r) Reclassifications

Certain reclassifications have been made in the prior years' financial statements to conform to classifications used in the current year. These reclassifications had no effect on reported earnings.

(s) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(t) New Accounting Pronouncements

In August 2001, the FASB issued Statement of Financial Accounting Standards ('SFAS") No. 144. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and provides new rules on asset impairment and a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The new rules also supersede the provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, with regard to reporting the effects of a disposal of a segment of a business and require operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred. SFAS No. 144 was effective in fiscal 2003, and did not have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections). SFAS No. 145 revises the criteria for classifying the extinguishments of debt as extraordinary and the accounting treatment of certain lease modifications. SFAS No. 145 was effective in fiscal 2003, and did not have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal

Activities. SFAS No. 146 establishes accounting guidelines for the recognition and measurement of a liability for the cost associated with an exit or disposal activity initially at its fair value in the period in which the liability is incurred, rather than at the date of a commitment to an exit or disposal plan. This standard was effective January 1, 2003 for all exit or disposal activities initiated after that date and did not have a material impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. The Company does not intend to expense stock options; therefore the adoption of this statement will not have any impact on the Company's consolidated financial position or results of operations. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. The Company adopted the disclosure provision of SFAS No. 148 as of December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45 ("FIN No. 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees and requires that they be recorded at fair value. The initial recognition and measurement provisions of FIN No. 45 are to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company does not have any material indirect guarantees of indebtedness of others as of June 30, 2003.

In January 2003, the FASB issued FIN No. 46 Consolidations of Variable Interest Entities. This interpretation requires a company to consolidate variable interest entities ("VIE") if the enterprise is a primary beneficiary (holds a majority of the variable interest) of the VIE and the VIE possesses specific characteristics. It also requires additional disclosure for parties involved with VIEs. The provisions of FIN No. 46 are effective for fiscal 2003. Since the Company does not have any unconsolidated VIEs, the adoption of FIN No. 46 did not have an impact on its financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, to amend and clarify financial accounting and reporting for derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly and clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company believes that the adoption of SFAS No. 149 will not have an impact on its financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer

classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company believes that the adoption of SFAS No. 150 will not have an impact on its financial position or results of operations.

(2) ACQUISITION

Medical Data Electronics

On April 3, 2003, the Company purchased all of the capital stock of Medical Data Electronics Inc. ("MDE"), a wholly-owned subsidiary of SensorMedics Corporation under a Stock Purchase Agreement. SensorMedics Corporation is a wholly-owned subsidiary of VIASYS Healthcare Inc., a publicly traded healthcare technology company. MDE is a manufacturer of wireless patient monitoring products. The final purchase price was approximately $9.3 million, of which approximately $944,000 is being held in escrow for a period of one year to secure other indemnification obligations of MDE. The Company funded the purchase price from its existing balances of cash and short-term investments. MDE's results of operations have been included in the consolidated financial statements since the date of acquisition.

The following table presents the allocation of the acquisition costs, including professional fees and other related acquisition costs, to the assets acquired and liabilities assumed, based on their fair values:

Accounts receivable	$ 1,825,000
Inventories	3,226,000
Other current assets	94,000
Property and equipment	1,294,700
Goodwill	5,185,100
Total assets acquired	11,624,800
Accrued expenses	2,079,000
Accounts payable	253,000
Total liabilities assumed	2,332,000
Net assets acquired	$ 9,292,800

The following unaudited pro forma consolidated financial information has been prepared as if the acquisition of MDE had taken place at the beginning of fiscal years 2002 and 2003. The pro forma results are not necessarily indicative of the results which would have occurred if the acquisition would have been in effect on the dates indicated or which may result in the future.

	Year Ended June 30, 2003	*Year Ended* June 30, 2002
Net Revenues	$ 62,669,000	62,840,000
Income from operations	3,567,000	6,190,000
Net income	2,733,000	3,885,000
Net income per common share - basic	.43	.59
Net income per common share - diluted	$.41	.57

(3) DISCONTINUED OPERATIONS

(a) Sierra Precision

On May 10, 2002, the Company completed its sale of substantially all of the assets and the transfer of certain liabilities of Sierra Precision, a wholly-owned subsidiary of the Company, to 3D Instruments, LLC ("3D Instruments"). Sierra Precision is a manufacturer of gauges that monitor and control oxygen flow for safety, industrial and governmental markets. The final sales price was approximately $4.9 million. The Sierra Precision subsidiary is accounted for as a discontinued operation. Accordingly, Sierra Precision's operating results have been segregated and reported as discontinued operations in the accompanying consolidated statements of income and cash flows, and related notes. Excluded from the transaction were substantially all the liabilities of Sierra Precision. For fiscal 2002, the Company recorded a loss on the disposal of the business of $608,700 (net of income tax benefit of $401,300). Revenue from the discontinued operations of Sierra Precision for the fiscal years 2001 and 2002 was $7,248,800 and $5,624,400, respectively. Income from the discontinued operations of Sierra Precision for fiscal 2001 and 2002 was $572,000 and $24,700, respectively.

(b) Lumidor Safety Corporation

On May 30, 2002, the Company sold substantially all of the assets and transferred certain liabilities of Lumidor Safety Corporation ("Lumidor"), a wholly-owned subsidiary of the Company, to Zellweger Analytics, Inc. Lumidor is a manufacturer of portable and fixed gas detection instrumentation for worker safety. The final sales price was approximately $12 million. The Lumidor subsidiary is accounted for as a discontinued operation. Accordingly, Lumidor's operating results have been segregated and reported as discontinued operations in the accompanying consolidated statements of income and cash flows, and related notes. For fiscal 2002, the Company recorded a gain on the disposal of the business at $4,112,000 (net of income tax of $2,291,100). Revenue from the discontinued operations of Lumidor for the fiscal years 2001 and 2002 was $8,976,700 and $6,551,000, respectively. Income from the discontinued operations of Lumidor for fiscal 2001 and 2002 was $1,085,700 and $141,300, respectively.

(4) SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	Cost	Unrealized gains (losses)	Fair value
As of June 30, 2003:			
Mutual bond funds	$ 8,076,200	(27,400)	8,048,800
Money market funds	209,600	—	209,600
	8,285,800	(27,400)	8,258,400
As of June 30, 2002:			
Municipal and corporate bonds	18,076,000	12,600	18,088,600
Mutual bond funds	8,000,200	(13,500)	7,986,700
Money market funds	2,790,000	—	2,790,000
	$28,866,200	(900)	28,865,300

(5) INVENTORIES

A summary of inventories as of June 30, 2003 and 2002 follows:

	2003	2002
Raw materials	$ 5,120,900	3,173,700
Work in process	3,302,300	2,080,500
Finished goods	3,593,300	1,176,200
	$12,016,500	6,430,400

(6) PROPERTY AND EQUIPMENT

A summary of property and equipment as of June 30, 2003 and 2002 follows:

	2003	2002
Land and building	$2,858,800	2,852,700
Equipment	7,575,100	5,501,400
Furniture and fixtures	1,300,700	1,235,900
Leased improvements	415,300	415,300
	12,149,900	10,005,300
Less accumulated depreciation and amortization	(5,291,200)	(4,529,300)
	$6,858,700	5,476,000

(7) BORROWINGS

A summary of debt and bank borrowings as of June 30, 2003 and 2002 follows:

	2003	2002
Term loan payable in monthly installments of approximately $9,400, including interest at LIBOR plus 2% (3.12% as of June 30, 2003); secured by land and building	$1,463,900	1,577,200
Less current portion	(113,300)	(113,300)
	$1,350,600	1,463,900

The aggregate maturities of long-term debt as of June 30, 2003 are as follows:

Year ending June 30:

2004	$113,300
2005	113,300
2006	113,300
2007	113,300
2008	113,300
Thereafter	807,400
	$1,463,900

During fiscal 2003, the Company renewed its bank line of credit from December 1, 2003 to January 1, 2004. The revolving line of credit requires the Company to maintain a minimum tangible net worth, a maximum ratio of total liabilities to tangible net worth, a minimum working capital balance, and quarterly and annual profitability, and prohibits the Company from paying dividends. As of June 30, 2003, $1,000,000 was available under the line of credit.

(8) ACCRUED EXPENSES

A summary of accrued expenses as of June 30, 2003 and 2002 follows:

	2003	2002
Accrued compensation and benefits	$3,495,100	2,937,800
Other	3,712,900	3,108,100
	$7,208,000	6,045,900

(9) LEASE COMMITMENTS

The Company leases certain facilities and equipment under operating leases. The facilities' leases require the Company to pay certain executory costs such as taxes, insurance, and maintenance. Rent expense related to operating leases was approximately $742,100, $640,000, and $498,000 for the years ended June 30, 2003, 2002 and 2001, respectively.

A summary of future minimum lease payments required under noncancelable leases with terms in excess of one year as of June 30, 2003 follows:

	Operating leases
Fiscal year ending June 30:	
2004	$ 944,600
2005	956,900
2006	551,500
2007	269,600
2008	250,500
Thereafter	732,100
	$3,705,200

(10) OTHER INCOME AND EXPENSE

A summary of other income and expense, net as of June 30, 2003, 2002 and 2001, follows:

	2003	2002	2001
Gain on sale of securities	96,200	—	—
Settlement of lawsuit	—	—	450,000
Other	(23,800)	(27,500)	(23,700)
	72,400	(27,500)	426,300

(11) INCOME TAXES

Total income taxes for the years ended June 30, 2003, 2002, and 2001 were allocated as follows:

	2003	2002	2001
Income from continuing operations	1,723,800	1,133,100	694,600
Discontinued operations	—	2,252,200	923,600
	1,723,800	3,385,300	1,618,200

A summary of the components of income tax expense (benefit) attributable to income from continuing operations for the years ended June 30, 2003, 2002 and 2001 is as follows:

	Current	Deferred	Total
2003:			
Federal	$2,227,600	(808,600)	1,419,000
Foreign	22,600	-	22,600
State	385,600	(103,400)	282,200
	$2,635,800	(912,000)	1,723,800
2002:			
Federal	$ 570,100	296,100	866,200
Foreign	3,400	-	3,400
State	231,600	31,900	263,500
	$ 805,100	328,000	1,133,100
2001:			
Federal	$ 258,100	371,500	629,600
State	50,200	14,800	65,000
	$ 308,300	386,300	694,600

The effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of June 30, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets:		
Allowances and other accruals	$1,642,900	1,131,400
State taxes	1,400	31,400
Deferred revenue	270,400	—
Gross deferred tax assets	1,914,700	1,162,800
Deferred tax liabilities:		
Tax depreciation in excess of book depreciation	(715,300)	(550,400)
Deferred revenue	-	(325,000)
Total deferred tax liabilities	(715,300)	(875,400)
Net deferred tax asset	$1,199,400	287,400

Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax asset, or that the amounts will be recovered from previously paid taxes. Therefore no valuation allowance against deferred tax assets is needed.

Income tax expense attributable to income from continuing operations was $1,723,800, $1,133,100, and $694,600, for the years ended June 30, 2003, 2002, and 2001, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income from continuing operations as a result of the following:

	2003	2002	2001
Federal income tax at statutory rate	$1,772,800	1,136,000	710,900
State income taxes	186,300	173,900	42,900
Utilization of research credits	(31,100)	(78,700)	(136,300)
Benefit of the EIE and foreign sales corporation	(123,200)	(141,900)	(92,800)
Nondeductible goodwill	—	—	328,200
Meals and entertainment	75,900	22,200	29,500
Decrease in valuation allowance on capital loss carryforward	—	—	(173,300)
Federal tax exempt interest income	(157,700)	(8,900)	—
Other	(5,700)	(28,200)	(14,500)
Adjustment of prior year's taxes	6,500	58,700	—
	$1,723,800	1,133,100	694,600

(12) STOCK OPTION PLAN

The Company has established stock option plans to provide for the granting of stock options to employees (including officers and directors) at prices not less than the fair market value of the Company's common stock at the date of grant. Options vest ratably over four years and expire in ten years. The Company has reserved 1,680,000 shares of its common stock for issuance under the 1994 plan, respectively. During 2003, the Company granted 167,850 options to purchase shares of common stock.

A summary of stock option activity for the years ended June 30, 2003, 2002 and 2001 follows:

	Shares Available For Grant	Options	Weighted-average exercise price	Weighted-average grant date fair value	Options exercisable at year end	Weighted-average exercise price of options exercisable at year end
June 30, 2000	49,575	1,273,013	4.63		699,863	5.89
Granted	(83,400)	83,400	5.87	3.58		
Exercised		(90,375)	2.03			
Canceled	48,525	(48,525)	7.50			
June 30, 2001	14,700	1,217,513	6.74		861,225	6.66
Reserved	330,000					
Granted	(305,700)	305,700	7.83	4.98		
Exercised		(17,625)	4.61			
Canceled	9,450	(9,450)	7.21			
June 30, 2002	48,450	1,496,138	6.99		949,463	6.77
Reserved	150,000					
Granted	(167,850)	167,850	8.87	5.72		
Exercised		(159,075)	5.69			
Canceled	15,863	(15,863)	7.18			
June 30, 2003	46,463	1,489,050	7.33		1,015,866	7.07

Range of exercise prices	Number outstanding as of June 30, 2003	Weighted-average remaining contractual life	Weighted average exercise price	Number exercisable as of June 30, 2003	Weighted-average exercise price
$4.67 – 6.58	426,112	5.54	$ 5.92	335,419	$ 5.82
6.67 – 10.75	1,062,938	6.29	7.90	680,447	7.69
	1,489,050	6.07	7.33	1,015,866	7.07

(13) SALARY DEFERRAL PLAN

The Company's executive officers, together with all other eligible employees, may participate in the Company's 401(k) Salary Deferral Plan (the Plan). Employees become eligible upon completion of six months of service. Each eligible employee receives a retirement benefit based upon accumulated contributions to the Plan by the employee and the Company plus any earnings on such contributions. The Company contributes an amount equal to 35% of the first 4% of compensation which the employee contributes. The Plan currently provides that participants vest 25% each year over a four-year period. Company contributions to the Plan for the years ended December 31, 2002 and 2001 were $123,400 and $132,500, respectively.

(14) LEGAL PROCEEDINGS

The Company's medical device subsidiary, Invivo Research, was one of two third-party defendants named in a lawsuit in June of 1994 by Southern Nevada Surgical Center and Surgex Southern Nevada, Inc. in Nevada State District Court. The underlying action in this matter stemmed from an incident involving a surgical patient undergoing a procedure at the Southern Nevada Surgical Center. The patient suffered a serious permanent brain injury. A lawsuit was filed on behalf of the patient against the surgical center and the anesthesiologist who monitored the patient. The defendants in that action made a substantial settlement to the patient. Southern Nevada Surgical Center ("SNSC") and Surgex were seeking indemnity and contribution in the aggregate of approximately $14 million from the manufacturer of the anesthetic gas machine and Invivo Research, which manufactured the vital signs monitor used in this procedure. SNSC and Surgex alleged that both the anesthetic gas machine and the vital signs monitor were defective. The Company believes that the vital signs monitor operated properly and was properly designed for its intended function.

On August 18, 1999, the Nevada District Court granted the Company's Motion to Dismiss for Failure to Prosecute. The Order granted dismissal of the SNSC and Surgex contribution claims, without prejudice, based upon Nevada law that provides that an action must be brought to trial within five years of the date of the filing of the original action. The dismissal was appealed.

In April of 1997, the plaintiff's insurer, CNA, filed an action with identical causes in the same Nevada State Court. This second action was removed by the Company to U.S. District Court. The action by CNA was dismissed by the District Court on January 19, 2000 as the District Court found CNA did not have standing as the real party of interest. CNA appealed the decision to the Ninth Circuit Court of Appeals. A three-member panel of the Ninth Circuit reversed the dismissal and remanded the case back to Federal District Court on July 30, 2001. The Company appealed this decision and requested a decision from the full panel of the Ninth Circuit. The Ninth Circuit, without issuing an opinion, unanimously voted to deny the Petition for Rehearing in this matter. The action was remanded to the U.S. District Court for further proceedings.

In August of 2003, all parties to the U.S. District Court and Nevada District Court actions reached a global settlement as a result of which the claims against the Company were dismissed with prejudice. The claims against the Company were settled within the Company's insurance coverage policy limits and no contribution was made by the Company as a result of the settlement. In addition, the parties are in the process of executing a release in favor of the Company from any past or future claims that may arise out of the matters litigated.

In November, 1999, four individuals previously employed by the Company's Invivo Research subsidiary filed a multi-plaintiff lawsuit against the Company in the Middle District Court of Florida alleging violations of the Age Discrimination in Employment Act. Subsequent to the filing, three additional individuals chose to "opt-in" to the case, one of the individuals later voluntarily dismissed all claims with prejudice and a second individual filed a voluntary motion for dismissal from the case. The remaining plaintiffs claimed entitlement to back pay and front pay in an aggregate amount of approximately $2 million. The trial for this matter began in mid-May of 2003. At the conclusion of the trial on May 29, 2003, the jury found for the Company on all counts.

(15) MAJOR CUSTOMERS AND CREDIT RISK

In fiscal 2003 and 2002, one customer accounted for greater than 10% of the Company's revenues and trade accounts receivable. In fiscal 2001, no individual customer accounted for greater than 10% of the Company's

revenues or trade accounts receivable.

The Company has a customer base that is diverse geographically. Customer credit evaluations are performed on an ongoing basis, and collateral is generally not required for trade accounts receivable. Management does not believe the Company has any significant concentration of credit risk as of June 30, 2003.

(16) NET INCOME PER COMMON SHARE

The following table presents the calculation for basic and diluted net income per common share:

	For the fiscal year ended June 30,		
	2003	2002	2001
Basic:			
Weighed-average common shares outstanding	6,388,740	6,640,778	6,604,140
Net income	$3,490,300	5,624,500	3,054,100
Basic net income per common share	$ .55	.85	.46
Diluted:			
Weighed-average common shares outstanding (basic)	6,388,740	6,640,778	6,604,140
Dilutive stock options	367,461	230,202	109,881
Weighted-average common shares outstanding (diluted)	6,756,201	6,870,980	6,714,021
Net income	$3,490,300	5,624,500	3,054,100
Diluted net income per common share	$ .51	.82	.45

For the years ended June 30, 2003, 2002 and 2001, options to purchase 12,000, 45,750, and 965,535 share of common stock, respectively, were outstanding but were not included in the computation of net income per common share-assuming dilution, because the options exercise prices were greater than the average market price of the common shares.

(17) SEGMENT INFORMATION

As a result of the sales of Sierra Precision and Lumidor in the industrial instrumentation segment, the Company currently operates in one segment.

The Company markets its products in the United States and in foreign countries through its sales personnel and distributors. Export sales account for a portion of the Company's net revenue and are approximately summarized by geographic area as follows (in thousands):

	Year ended June 30,		
	2003	2002	2001
United States	$42,700	31,200	27,900
Export:			
Europe	6,000	5,600	5,700
Far East	3,800	3,300	3,100
Other International	800	2,000	1,400
Total net sales	$53,300	42,100	38,100

(18) SUPPLEMENTAL CASH FLOW INFORMATION

Noncash investing and financing activities and supplemental cash flow information are summarized as follows:

	Year ended June 30,		
	2003	2002	2001
Cash paid for:			
Income taxes	2,221,000	1,172,400	2,186,000
Interest	57,200	79,800	114,700

(19) SUBSEQUENT EVENT

In August 2003, our Board of Directors declared a three-for-two stock split effected in the form of a stock dividend to be distributed on or about September 26, 2003, to stockholders of record on September 12, 2003. All share and per share amounts in this report reflect the stock split.

(20) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	In thousands, except per share amounts			
	1ST QTR	2ND QTR	3RD QTR	4TH QTR
Fiscal Year 2003				
Sales	$11,051	12,326	13,015	16,948
Gross Profit	5,791	6,207	6,522	8,740
Net Income	683	871	923	1,013
Net Income per common share (basic)	.10	.13	.15	.17
Net Income per common share (diluted)	.10	.13	.14	.16
Fiscal Year 2002				
Sales	$ 9,573	10,246	10,907	11,362
Gross Profit	5,028	5,600	5,692	5,776
Net Income	703	766	230	3,926
Net Income per common share (basic)	.11	.11	.03	.59
Net Income per common share (diluted)	.11	.11	.03	.59

MARKET INFORMATION

The Company's common stock is traded on the Nasdaq National Market under the symbol "SAFE." The following table describes, for the quarters indicated, the high and low sale prices for a share of the Company's common stock as reported on the Nasdaq National Market.

	HIGH	LOW
Year Ended June 30, 2003		
First Quarter	$10.13	$8.08
Second Quarter	$10.29	$7.63
Third Quarter	$10.17	$8.77
Fourth Quarter	$12.30	$8.99
Year Ended June 30, 2002		
First Quarter	$ 8.05	$5.94
Second Quarter	$ 9.10	$7.33
Third Quarter	$ 9.00	$7.76
Fourth Quarter	$10.19	$7.33

As of June 30, 2003 the Company had 54 stockholders of record of its common stock and approximately 800 beneficial holders.

DIVIDEND POLICY

The Company intends to retain future earnings to finance the expansion of its business and does not anticipate paying any cash dividends on its common stock in the foreseeable future. The Company has not declared cash dividends on its common stock in the two most recent fiscal years.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's sales are primarily denominated in U.S. dollars and as a result, the Company has relatively little exposure to foreign currency exchange risk with respect to its sales. The Company does not currently hedge against exchange foreign currency rate fluctuations. The effect of an immediate 10% change in exchange rates would not have a material impact on the Company's future operating results or cash flows.

The Company's exposure to market risk for a change in interest rates relates primarily to its investment portfolio. As of June 30, 2003, the Company's short-term investments consisted of available-for-sale securities of $8.3 million. These short-term fixed income marketable securities included municipal bonds and mutual bond funds, all of which are of high investment grade. The securities are subject to interest rate risk and will decline in value if the market interest rates increase. If the market interest rates were to increase immediately and uniformly by 10% from levels as of June 30, 2003, the decline in the fair value of the portfolio would not be material to the company's financial position.

Board of Directors
George Sarlo
Chairman of the Board

James B. Hawkins
President and
Chief Executive Officer

Laureen De Buono
Management Consultant

Ernest C. Goggio
Investor

Officers of Invivo Corporation and Subsidiaries
James B. Hawkins
President and
Chief Executive Officer

John F. Glenn
Vice President of Finance and
Chief Financial Officer

Stuart Baumgarten
President
Invivo Research, Inc./MDE

Brent Johnson
Executive Vice President of
Worldwide Sales and Marketing
Invivo Research, Inc./MDE

Legal Counsel
Fenwick & West LLP
Palo Alto Office
Two Palo Alto Square
Palo Alto, California 94306

Independent Auditors
KPMG LLP
Three Embarcadero Center
Suite 2000
San Francisco, California 94111

Transfer Agent
U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, California 91204

Form 10-K
If you would like a free copy of Invivo's Annual Report Form 10-K as filed with the Securities and Exchange Commision, or additional information, please write:
Investor Relations
Invivo Corporation
4900 Hopyard Road, Suite 210
Pleasanton, California 94588

You may also obtain, free of charge, reports that we file with or furnish to the Securities and Exchange Commission through its web site located at http://www.sec.gov

Common Stock Listing
Nasdaq symbol: SAFE

www.invivocorp.com

This Annual Report contains forward-looking statements regarding Invivo's plans, expectations, estimates and beliefs. These forward-looking statements are only predictions and involve risks and uncertainties, including among other things, statements regarding our anticipated revenue, costs and expenses. Actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report. Invivo is not obligated to update or revise these forward-looking statements to reflect new events or circumstances. Factors that may cause actual results to differ from expected results include, but are not limited to, the uncertain growth prospects for new markets, Invivo's dependence on a concentrated line of products, the effects of competitive products and pricing, economic and political conditions that may impact customers' ability to fund purchases of our products and services, fluctuations in international exchange rates, product liability and product recall risks and other business factors. For information regarding these risks and other related risks, please see the "Risk Factors" section of our Annual Report on Form 10-K for the fiscal year ended June 30, 2003 filed with the Securities and Exchange Commission. Investors are also urged to carefully review the risks described in other documents that we file with or furnish to the Securities and Exchange Commission from time to time, including quarterly reports on Form 10-Q and current reports on Form 8-K.



INVIVO

4900 Hopyard Road, Suite 210, Pleasanton, California 94588
Phone 925.468.7600 Fax 925.468.7610 www.invivocorp.com